03014947

CW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.Rivkin & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 West Delaware Avenue
(No. and Street)

Pennington (City) New Jersey (State) 08534-3201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony V. Bruno C.P.A. 718-273-3362 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruno, Cicero, & LoVerde CPA's P.C.
(Name – *if individual, state last, first, middle name*)

1336 Forest Avenue (Address) S.I.N.Y. 10302 (City) (State) (Zip Code)

RECEIVED MAR 03 2003 208 PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/19

OATH OR AFFIRMATION

I, Harold Rivkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. Rivkin & Company Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

CYNTHIA G. SCHREIBER
NOTARY PUBLIC OF NEW JERSEY
My Comission Expires 12/03/03

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. RIVKIN AND COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

BCL

BRUNO, CICERO & LOVERDE LLP

CERTIFED PUBLIC ACCOUNTANTS

1336 Forest Ave • Staten Island, NY 10302 • Tel:(718)273-3362 • Fax:(718)273-7681 • Fax:(718)273-4262
81 Oak Hill Road • Red Bank, NJ 07701 • Tel:(732)933-9144 • Fax:(732)933-9244

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
H. Rivkin and Company, Inc.

We have audited the accompanying statements of financial condition of H. Rivkin and Company, Inc. as of December 31, 2002 and December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial condition referred to above, presents fairly in all material respects the financial position of H. Rivkin and Company, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Bruno, Cicero, & LoVerde

BRUNO, CICERO & LO VERDE
Certified Public Accountants

February 12, 2003

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2002	December 31, 2001
CURRENT ASSETS		
Cash	$ 9,960	$ 5,090
Brokers' receivable	47,380	35,564
Inventory - securities	137,102	100,260
Prepaid expenses	4,920	-
Deferred tax asset	67,799	73,871
Total Current Assets	267,161	214,785
PROPERTY, PLANT and EQUIPMENT		
Machinery and equipment	28,248	28,248
Furniture and fixtures	18,375	18,375
	46,623	46,623
Less: accumulated depreciation	46,623	40,475
Total Property, Plant and Equipment	-	6,148
OTHER ASSETS		
Due from affiliate	-	5,000
Total Other Assets		5,000
TOTAL ASSETS	**$ 267,161**	**$ 225,933**

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2002	December 31, 2001
CURRENT LIABILITIES		
Payroll taxes payable	5,786	2,845
Accrued expenses	9,371	1,426
Total Current Liabilities	15,157	4,271
LONG TERM LIABILITIES		
STOCKHOLDERS' EQUITY		
Common stock - par value $.01		
Authorized - 200,000 shares		
Issued - 25,500 shares	70,000	70,000
Additional paid-in capital	149,659	149,659
Retained earnings	32,345	2,003
Total Stockholders' Equity	252,004	221,662
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 267,161**	**$ 225,933**

The accompanying notes and Independent Auditor's Report should be read in conjunction with the financial statements

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business Activity

The Company is a registered broker dealer with the National Association of Securities Dealers (NASD) and is active in the secondary market for corporate bonds and bank loans.

Method of Accounting

The books of account reflect transactions on the accrual method of accounting. For income tax reporting, the Company has adopted the cash method.

Property and Equipment

Property and equipment are carried at cost. For property acquired in prior years, the straight-line method is used. Under this method, depreciation is provided by using recovery lives of 5 years for equipment and 7 years for furniture and fixtures.

Statement of Cash Flows

The Company in compliance with Federal Accounting Standard Board (FASB) No. 95, has adopted the cash flow method of presenting its statement of changes in financial position.

Income Taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted the Financial Accounting Standards Board No. 109 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supercedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax attributable to temporary differences and/or carryforwards. (See Note 8).

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Southwest Clearing Corporation At December 31, 2002 & 2001 the account balances of $47,380 and $35,564 represented trading profits settled in 2002 & 2001 respectively that had not been transferred by the clearing house until 2003 & 2002 respectively.

Note 3 - Inventory - Securities

The inventory - securities account balances at December 31, 2002 & 2001 of $137,102 and $100,260 respectively are stated at the quoted market values with the resulting unrealized gain or loss reflected in the statement income.

Note 4 - Prepaid Expenses

Prepaid expenses at December 31, 2002 & 2001 are summarized as follows:

	2002	2001
Prepaid dues & registration fees	$ 4,920	$ - 0 -
	$ 4,920	$ - 0 -

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 5 - Commitments

Minimum annual rental lease commitments for the main office and equipment are as follows:

2003 (New Jersey)	$ 25,200

Note 6 - Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $ 161,012, which exceeded its required net capital by $ 61,012.

Note 7 - Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax asset has been estimated using the tax rates in effect at the present time.

A reconciliation between financial statement income and taxable income at December 31, 2002 is as follows:

Financial statement income before taxes	$ 39,045
Adjustments for:	
Permanent differences	5,159
Temporary differences	(3,722)
Federal taxable income	$ 40,482

The above reconciliation resulted in deferred tax expense reflected in the statement of income and retained earnings as follows:

Federal	$ 6,072
State	- 0 -
	$ 6,072

Note 8 - Pension Plan

During 1997, the company established a retirement plan, which covers substantially all employees, as defined in the plan document. For the year ended December 31, 2002, no contribution was made.